  Exhibit 99.1

Silver Elephant Executes Drilling Program
at Paca, Pulacayo Project

Vancouver, British Columbia, October 14, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N announces it has completed a 545 meter exploration drilling program at the Paca deposit at the Pulacayo Project in Bolivia.

Almost all of the previous 19,688 meters of drilling conducted at Paca were completed in a north-south direction. The drilling defined the resource envelope hosting Paca’s main east-west mineralized trend.

During the mapping completed in late 2019 Silver Elephant geologists recognized additional structures in the Paca area that may run oblique to the main east-west trending structure.

In this program, 5 holes were drilled diagonally to test possible oblique structures for ‘blind’ mineralization that might have previously gone undetected.

Core samples have been submitted to the laboratory for assay. Results are expected sometime in November 2020.

Visit www.silverelef.com for maps.

About Pulacayo Project

Pulacayo Project’s Mineral Resource Estimate has an effective date of October 13, 2020 and includes an Indicated Mineral Resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an Inferred Mineral Resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead (refer to Company’s press release dated October 13th, 2020).

Silver Elephant’s Pulacayo Project Resource Estimate October 13, 2020

Deposit	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	AgEq Moz	%Reported Ag
Pulacayo	Indicated	26,350,000	70.2	903.7	386.0	133.4	64%
	Inferred	1,670,000	7.2	71.8	18.4	11.4
Paca	Indicated	21,690,000	37.0	485.8	304.2	70.2	36%
	Inferred	3,395,000	6.0	51.1	43.7	9.2
Total	Indicated	48,040,000	106.7	1,384.7	690.2	208.5	89%
	Inferred	5,065,000	13.1	122.8	61.9	21.7	11%

The Mineral Resource Estimate was prepared by Mercator Geological Services Limited (“Mercator”) under supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“Joaquin Merino “

VP For South America Operation

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.